UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Shake Shack Inc.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
819047 101
(CUSIP Number)
Randall J. Garutti 2014 GST Trust dated 12/30/14
c/o J.P. Morgan Trust Company of Delaware
Attn: David A. Brown
500 Stanton Christiana Road
Newark, DE 19713
(646) 747-7214
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 13, 2015
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 819047 101                Schedule 13D/A

1	Names of Reporting Persons.
Randall J. Garutti 2014 GST Trust dated 12/30/14
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☑
3	SEC Use Only

4	Source of Funds

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power
55,972
	8	Shared Voting Power
0
	9	Sole Dispositive Power
55,972
	10	Shared Dispositive Power
0
11	Aggregate Amount Beneficially Owned by Each Reporting Person
55,972
12	Check if the Aggregate Amount in Row (11) Excludes Certain Securities
☐
13	Percent of Class Represented by Amount in Row (11)
0.2% beneficial ownership of the voting stock based on 36,250,000 shares of Common Stock outstanding as of November 12, 2015
14	Type of Reporting Person
OO (trust)

CUSIP No. 819047 101                Schedule 13D/A

Preliminary Note
This Amendment No. 1, dated November 13, 2015 (this "Amendment No. 1"), supplements and amends the Schedule 13D filed on 2/17/15 (as amended and supplemented to date, the "Schedule 13D") relating to shares of Class A common stock, $0.001 par value per share (the "A-Common"), of Shake Shack Inc. (the "Issuer"). Capitalized terms used in this Amendment No. 1 and not otherwise defined herein shall have the same meanings ascribed to them in the Schedule 13D.

Item 4.        Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by inserting the following text at the end thereof:

On November 13, 2015, the following stockholders of the Issuer entered into a trading agreement (the “Trading Agreement”): (i) Daniel H. Meyer, The Daniel H. Meyer 2012 Gift Trust U/A/D 10/31/12, Union Square Hospitality Group, LLC, Union Square Cafe Corp., and Gramercy Tavern Corp. (collectively, the “Meyer Stockholders”), (ii) Green Equity Investors VI, L.P., Green Equity Investors Side VI, L.P., and LGP Malted Coinvest LLC (collectively, the “LGP Stockholders”), (iii) SEG Partners, L.P., SEG Partners II, L.P., and SEG Partners Offshore Master Fund, Ltd. (collectively, the “SEG Stockholders”),  (iv) ACG Shack LLC (“ACG”), (v) Randall Garutti and The Randall J. Garutti 2014 GST Trust  (collectively, the “Garutti Stockholders”), (vi) Jeff Uttz and (vii) Jeff Flug, Gulf Five LLC and Flug 2012 GS Trust U/A/D 9/4/12 (collectively, the “Flug Stockholders”).  The Meyer Stockholders, the LGP Stockholders, the SEG Stockholders, ACG, the Garutti Stockholders, Jeff Uttz and the Flug Stockholders are individually referred to as a “Stockholder” and, collectively, as the “Stockholders”.   The Trading Agreement provides a mechanism for the orderly sale of the Issuer’s A-Common by the Stockholders in the event any or all of the Stockholders determine, from time to time during the term of the Trading Agreement, to sell such shares.

Pursuant to the Trading Agreement, and except as described below, to the extent any Stockholder(s) desire to trade the Issuer’s A-Common, such Stockholder(s) shall first notify the other Stockholders, which have the right to approve or reject the proposed trade of such A-Common.  No trade may occur without the approval of shares of A-Common and B-Common combined held by Stockholders representing at least sixty-six and two-thirds percent (66 2/3%) of the total number of shares of A-Common and B-Common combined held by the Stockholders.  All Stockholders will have the right to participate in an approved trade.

Each Stockholder may, however, trade up to an aggregate of fifty thousand (50,000) shares of A-Common per trading day, in one or more trades, without seeking approval of the other Stockholders.  This trading exemption applies to each Stockholder in the aggregate, whether or not the Stockholder, as defined, is one stockholder or a series of affiliated stockholders.

The Trading Agreement remains in effect through May 9, 2016, and may be extended by the Issuer’s board of directors for another 6-months.

The foregoing summary is qualified by the terms of the Trading Agreement, a copy of which is filed as Exhibit 7.1 hereto and incorporated herein by reference.

CUSIP No. 819047 101                Schedule 13D/A

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by inserting the following text at the end thereof:

As stated above, on November 13, 2015, the Stockholders entered into a Trading Agreement. The Trading Agreement is discussed in Item 4 and is filed as Exhibit 7.1.

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Item 7.	Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended in its entirety and replaced with the following:

Exhibit No.	Description
7.1
Stockholders Agreement, dated February 4, 2015, by and among Shake Shack Inc., SSE Holdings, LLC, and the persons and entities listed on the schedules attached thereto (incorporated by reference to Exhibit 10.4 to the Form 8-K, filed with the Securities and Exchange Commission on February 10, 2015 by the Issuer).

7.1.1
Amendment No. 1 to Stockholders Agreement, dated and effective as of October 8, 2015, by and among Shake Shack Inc., SSE Holdings, LLC, the Meyer Stockholders, the LGP Stockholders and the SEG Stockholders (incorporated by reference to Exhibit 10.1 to the Form 10-Q filed with the Securities and Exchange Commission on November 6, 2015 by the Issuer).

7.2
Registration Rights Agreement, dated February 4, 2015, by and among Shake Shack Inc. and each other person identified on the schedule of investors attached thereto (incorporated by reference to Exhibit 10.2 to the Form 8-K filed with the Securities and Exchange Commission on February 10, 2015 by the Issuer).

7.2.1
Amendment No. 1 to Registration Rights Agreement, dated and effective as of October 8, 2015, by and among Shake Shack Inc., the Continuing SSE Equity Owners and affiliates of the Former SSE Equity Owners (incorporated by reference to Exhibit 10.2 to the Form 10-Q filed with the Securities and Exchange Commission on November 6, 2015 filed by the Issuer).

7.3
Tax Receivable Agreement, dated February 4, 2015, by and among Shake Shack Inc., SSE Holdings, LLC and each of the Members from time to time party thereto (incorporated by reference to Exhibit 10.1 to the Form 8-K, filed with the Securities and Exchange Commission on February 10, 2015 by the Issuer).

7.4
Third Amended and Restated Limited Liability Company Agreement of SSE Holdings, LLC, dated February 4, 2015 by and among SSE Holdings, LLC and its Members (incorporated by reference to Exhibit 10.3 to the Form 8-K filed with the Securities and Exchange Commission on February 10, 2015 by the Issuer).

7.5
Trading Agreement, dated and effective as of November 13, 2015, by and among (i) Daniel H. Meyer, The Daniel H. Meyer 2012 Gift Trust U/A/D 10/31/12, Union Square Hospitality Group, LLC, Union Square Cafe Corp., and Gramercy Tavern Corp., (ii) Green Equity Investors VI, L.P., Green Equity Investors Side VI, L.P., and LGP Malted Coinvest LLC, (iii) SEG Partners, L.P., SEG Partners II, L.P., and SEG Partners Offshore Master Fund, Ltd.,  (iv) ACG Shack LLC, (v) Randall Garutti and The Randall J. Garutti 2014 GST Trust, (vi) Jeff Uttz and (vii) Jeff Flug, Gulf Five LLC and Flug 2012 GS Trust U/A/D 9/4/12.

7.6	Form of Underwriting Agreement (incorporated by reference to Exhibit 1.1 to the Registration Statement on Form S-1, dated August 10, 2015, filed by the Issuer).
7.7	Power of attorney, dated January 27, 2015 (incorporated by reference to Exhibit 24 to the Schedule 13D filed on February 17, 2015 by the Reporting Person)

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2015	By:	/s/ Ronald Palmese, Jr.
Ronald Palmese, Jr., Esq., Attorney-in-Fact for Randall J. Garutti 2014 GST Trust dated 12/30/14